(441) 278-9000
July 12, 2011
VIA EDGAR TRANSMISSION
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720
Re:	Validus Holdings, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed on February 18, 2011 File No. 001-33606
Dear Mr. Rosenberg:
     Validus Holdings, Ltd. (the “Company” or “Validus”), hereby submits responses to the comments of the Staff regarding the above-referenced filing (the “Form 10-K”) as set forth in your letter dated June 30, 2011 (the “Comment Letter”).
     Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
     The Company is available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loss and Loss Expenses, page 70
     1. You state the following on page 71 “Potential losses in excess of the estimated ultimate loss assigned to a contract on the basis of a specific review, or loss amounts from contracts not specifically included in the detailed review are reserved for in the reserve for potential development on notable loss events.” Please tell us the amount recorded as of December 31, 2010 in your balance sheet and the amounts reflected in each period presented in your consolidated statements of operations and comprehensive income for these potential losses, separately for those in excess of the estimated ultimate loss assigned to a contract on the basis of a specific review and those from contracts not specifically included in the detailed review. Further, tell us how the notion of potential is consistent with your accounting policy and how your accounting for these potential losses complies with ASC 944-40-25.
     Response: The Company acknowledges the Staff’s comment with respect to the reserve for potential development on notable loss events. As disclosed on page 93 of the Form 10-K and included below, the amount recorded as at December 31, 2010 in the balance sheet in the reserve for potential development on 2010 notable loss events is $33.4 million.
     ‘In the first quarter of 2010, the Company incurred $19.2 million for a reserve for potential development on 2010 notable loss events, which in the second quarter of 2010 was allocated to development on the Chilean Earthquake. In the second quarter of 2010, the Company made a provision for losses and loss expenses of $20.0 million in the reserve for development on 2010 notable loss events. In the third quarter of 2010, the reserve was increased by an additional provision of $30.0 million. In the fourth quarter of 2010, no further provisions were made and the Company allocated $16.6 million of the reserve for potential development on 2010 notable loss events to development on the New Zealand Earthquake. Therefore, as at December 31, 2010, the reserve for potential development on 2010 notable loss events is $33.4 million.’
     The Company did not record an amount in respect of the reserve for potential development on notable loss events prior to January 1, 2010.
     The Company notes that under the requirements of ASC 944-40-25 the Company’s obligation is to provide its best estimate of losses in the aggregate as at each balance sheet date. The concept of an ‘actuarial central estimate’ of a population of claims being different from the sum of the ‘actuarial central estimates’ of each individual claim is accepted in the actuarial profession. As such, the requirement for a reserve provision in respect of development on notable loss events in a quarter is a function of:
          (a) The number of significant events occurring in that quarter; and
          (b) The complexity and volatility of those events.

     The evaluation of each quarter’s requirement for a reserve for development on notable loss events takes place as part of the Company’s quarterly evaluation of its reserve requirements. It is not directly linked in isolation to any one significant /notable loss in the quarter and therefore it is not ‘assigned to a contract on the basis of a specific review.’
     The provision for the reserve for development on notable loss events is evaluated by the Company’s in-house actuaries as part of their normal process in the setting of indicated reserves for the quarter.
The guidance in ASC 944-40-25-2 specifies that:
‘The estimated liability for unpaid claims includes the amount of money that will be required for future payments on both of the following:
     (a) Claims that have been reported to the insurer; and
     (b) Claims relating to insured events that have occurred but have not been reported to the insurer as of the date the liability is estimated.’
     This provision therefore represents a reserve for development on known notable loss events occurring prior to the balance sheet date which is required to ensure sufficiency of reserves in the aggregate as required under ASC 944-40-25-2 (b).
     On page 51 of the Form 10-K, under ‘Critical Accounting Policies and Estimates’ the Company discloses the process for establishing the reserve for potential development on notable loss events as highlighted below:
‘Reserve for Losses and Loss Expenses. For insurance and reinsurance companies, a significant judgment made by management is the estimation of the reserve for losses and loss expenses. The Company establishes its reserve for losses and loss expenses to cover the estimated remaining liability incurred for both reported claims (“case reserves”) and unreported amounts (“incurred but not reported” or “IBNR reserves”). For insurance and reinsurance business, the IBNR reserves include provision for loss incidents that have occurred but have not yet been reported to the Company as well as for future variation in case reserves (where the claim has been reported but the ultimate cost is not yet known). Within the reinsurance business, the portion of total IBNR related to future variation on known claims is calculated at the individual claim level in some instances (an additional case reserve or individual claim IBNR). Within the insurance business, the provision for future variation in current case reserves is generally calculated using actuarial estimates of total IBNR, while individual claim IBNR amounts are sometimes calculated for larger claims. During 2010, given the complexity and severity of notable loss events in the year, an explicit reserve for development on 2010 notable loss events was included within the Company’s IBNR reserving process. As uncertainties surrounding initial notable loss events develop, it is expected that the reserve will be allocated to specific notable loss events.’
     The methodology that the Company applies is to provide for losses below its defined event threshold by actuarial methodology (attritional losses). The Company provides for losses above its defined event threshold by accumulating loss information from modeling agencies, where possible, publicly available sources and information contained in client reports and estimates. The loss information is applied to the Company’s book of in-force contracts to establish an estimate of the Company’s ultimate exposure to the loss event. The balance sheet and income statement amounts in respect of the reserve for development on notable loss events indicated above represent both: (1) loss reserves in excess of the estimated ultimate loss assigned to affected contracts on the basis of a specific review; and (2) loss reserves related to affected contracts that were initially not considered to be affected during our detailed review. The reserve amount is determined in consideration of both components, rather than separately for each component.
     As a reinsurer, the Company’s ‘event driven’ reserving process is more difficult than for a direct insurance writer due to the fact that (i) reinsurance contracts typically cover multiple events and (ii) there is an extended time lag from when a loss event occurs to when specific loss information becomes available to the reinsurer. Historically, the difficulty in estimating large complex loss events has been clearly demonstrated in the reinsurance industry. Set forth in Exhibits 1.1 and 1.2 attached hereto are analyses of significant 2005 and 2008 catastrophe events which illustrate the changes in our peer group companies’ initial publicized loss estimate to that which is recorded in such companies’ respective results upon the passage of time. The Company respectfully suggests that the adverse development with respect to these complex events not only demonstrates the prudence in establishing a reserve for potential development on notable loss events but also demonstrates that establishing such a reserve is in compliance with both the letter and spirit of ASC 944-40-25.
Notes to Consolidated Financial Statements
10. Reserve for Losses and Loss Expenses, page F-25
     2. Please refer to the line item “total net paid losses” in the table reconciling the reserve for losses and loss expenses beginning of the year to the end of the year. Provide us proposed disclosure to be included in future filings showing, for each period presented, separate disclosure of payments of claims and claim adjustment expenses attributable to insured events of the current fiscal and to insured events of prior fiscal years as specified in ASC 944-40-50-3c.
     Response: The Company acknowledges the Staff’s comment and will include the following disclosure in the Company’s Form 10-K for the year ended December 31, 2011:

	Years Ended
	December 31,	December 31,	December 31,
	2011	2010	2009

Reserve for losses and loss expenses, beginning of period		$1,622,134	$1,305,303
Losses and loss expenses recoverable		(181,765)	(208,796)

Net reserves for losses and loss expenses, beginning of period		1,440,369	1,096,507
Net reserves acquired in purchase of IPC		—	304,957
Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in:
Current year		1,144,196	625,810
Prior years		(156,610)	(102,053)

Total incurred losses and loss expenses		987,586	523,757
Less net losses and loss expenses paid in respect of losses occurring in:
Current year		(288,974)	(122,351)
Prior years		(384,448)	(385,084)

Total net paid losses		(673,422)	(507,435)
Foreign exchange		(1,694)	22,583

Net reserve for losses and loss expenses, end of period		1,752,839	1,440,369
Losses and loss expenses recoverable		283,134	181,765

Reserve for losses and loss expenses, end of period		$2,035,973	$1,622,134
* * * * *
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Comments or questions regarding these matters may be directed to Jeff Consolino at (441) 532-9034 or Robert Kuzloski at (441) 532-9075.

Very truly yours,
/s/ Joseph E. (Jeff) Consolino
Joseph E. (Jeff) Consolino

cc:	Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)

Exhibit 1.1
Peer Group Loss Analysis — Katrina, Rita and Wilma

	Hurricane Katrina		Hurricane Rita		Hurricane Wilma		Hurricane KRW total		Initial to	Initial to
	Loss Estimate		Loss Estimate		Loss Estimate		Loss Estimate		Final	Final
	$m’s		$m’s		$m’s		$m’s		$m’s	%
Ticker	Initial	Final	Initial	Final	Initial	Final	Initial	Final	Change	Increase
ACE	558.0	780.0	131.0	165.0	251.0	251.0	940.0	1196.0	256.0	27.2%
AWH	N/A	N/A	N/A	N/A	N/A	N/A	456.0	481.0	25.0	5.5%
MXGL (now ALTE)	75.0	N/A	20.0	N/A	40.0	N/A	135.0	156.4	21.4	15.9%
ACGL	173.0	N/A	48.0	N/A	50.0	N/A	271.0	309.0	38.0	14.0%
AHL	150.0	N/A	55.0	N/A	27.5	N/A	232.5	507.0	274.5	118.1%
AXS	575.0	N/A	80.9	N/A	172.0	N/A	827.9	1124.1	296.2	35.8%
ENH	412.5	N/A	85.0	N/A	115.0	N/A	612.5	836.8	224.3	36.6%
RE	638.0	N/A	54.0	N/A	328.6	N/A	1020.6	1356.1	335.5	32.9%
MRH	562.5	N/A	141.0	N/A	80.0	N/A	783.5	1221.8	438.3	55.9%
PRE	480.0	511.0	32.5	88.0	200.0	174.0	712.5	773.0	60.5	8.5%
PTP	229.8	N/A	45.0	N/A	135.0	N/A	409.8	459.0	49.2	12.0%
RNR	457.0	N/A	94.0	N/A	314.0	N/A	865.0	891.9	26.9	3.1%
TRH	176.0	197.8	33.0	28.6	65.0	72.2	274.0	298.7	24.7	9.0%
XL	1116.0	1303.6	263.6	362.4	225.0	242.1	1604.6	1908.1	303.5	18.9%

Total							9,144.9	11,518.9	2,374.0	26.0%

Notes:

(i)	Where a range has been given as an estimate, the midpoint has been taken for the purpose of this analysis.

(ii)	All “Final” estimates are based on the final publically disclosed specific estimates for the events concerned and may not be the final ultimate loss held by the company.

(iii)	Individual companies publish estimates that may be pre- tax estimates or after- tax estimates, gross estimates or net estimates. This analysis should not be used as a like for like analysis for comparing different companies. It is to highlight a general trend in the movement of required reserves for specific high- impact catastrophe events across the reinsurance sector.

ACE	ACE Limited — The initial estimates are after tax, net of reinsurance and reinstatement premiums and were published in the Q3 2005 supplement for Katrina and Rita, and in the Q4 2005 supplement for Wilma. The final estimates were published on page 38 of the 2005 10K with further adverse development published on page 56 of the 2006 10K.

AWH	Allied World Assurance Co Holdings, AG. — The initial estimates are were published in the 2005 10K. The 2006 10K makes indirect mention of the final Katrina losses but no final estimate that has been provided by AWAC

MXGL (now ALTE)	Alterra Capital Holdings (was Max Capital) — The initial estimates were published in press releases dated September 15, October 2007 and November 30 2005 for Katrina, Rita & Wilma respectively. The final estimate was published in the 2005 10K on page 1 of Section 9: EX- 99.1.

ACGL	Arch Capital Group Ltd. — The initial estimates are after- tax, net of reinsurance and were published in press releases dated October 10, 2005 for Katrina and Rita and November 11, 2005 for Wilma. The final estimate is based on further developments published in the Q4 2005 Earnings Release and the Q1 2006 Earnings Release.

AHL	Aspen Insurance Holdings Limited — The initial after- tax estimates were published in press releases dated September 08, October 03, and December 06, 2005 for Katrina, Rita & Wilma respectively . The final estimate was published in the 2005 10K on page 71.

AXS	Axis Capital Holdings Limited — The initial estimates were published in a press release dated September 21, 2005 for Katrina, in the Q3 2005 Earnings Release for Rita, and the Q4 2005 Earnings Release for Wilma. The final estimate was published in the 2006 10K on page 29.

ENH	Endurance Specialty Holdings Ltd. — The initial estimates are after tax, net of reinsurance and reinstatement premiums and were published in press releases on September 13, September 29 and November 22, 2005 for Katrina, Rita and Wilma respectively. The final estimates are from page 19 of the 2005 10K and also adverse development disclosed in the Earnings Releases for both Q1 2006 and Q2 2006.

RE	Everest Re Group, Ltd. — The initial estimates are pre tax, and net of reinsurance and were published in press releases on October 06 and November 28, 2005 for Katrina, Rita and Wilma respectively. The final estimates are from page 56 of the 2005 10K and also adverse development disclosed in the Earnings Releases for Q1 2006, Q2 2006 and Q3 2006.

MRH	Montpelier Re Holdings Ltd. — The initial estimates are net of reinsurance and were published in a press releases on September 12, 2005 for Katrina and in the Q3 2006 Earnings release for Rita and Wilma. The final estimates are from page 47 of the 2005 10K and also adverse development disclosed in the Earnings Release for Q2 2006.

PRE	PartnerRe Ltd. — The initial estimates are pre tax, net of reinsurance and reinstatement premiums and were published in press releases on October 03, 2005 for Katrina and Rita and November 30, 2005 for Wilma. The final estimates are from the Q4 2005 Earnings Release.

PTP	Platinum Underwriters Holdings, Ltd. — The initial estimates are after tax, net of reinsurance and reinstatement premiums and were published in press releases on October 06, October 27 and November 09, 2005 for Rita, Katrina and Wilma respectively. The final estimates are from the Q4 2005 Earnings Release.

RNR	RenaissanceRe Holdings Ltd. — The initial estimates are net of reinsurance and reinstatement premiums and were published in the Q3 2005 Earnings Release for Katrina and Rita, and the Q4 2005 Earnings Release for Wilma. The final estimates are from the 2005 10K on page 36.

TRH	Transatlantic Holdings, Inc. — The initial estimates are after tax, net of reinsurance and reinstatement premiums and were published in press releases on Sept 14, Oct 17 and Nov 03, 2005 for Katrina, Rita and Wilma respectively. The final estimates are from page 21 of the 2005 10K. The after tax numbers for the final estimate were calculated based on the overall after tax losses relating to the loss events of $354 million against pre tax losses of $544 million.

XL	XL Group plc — The initial estimates are pre tax and net of reinsurance and were published in press releases on October 25, 2005 for Katrina and Rita and December 01, 2005 for Wilma. The final estimates are from page 11 of the Q4 2005 Earnings Release.

Exhibit 1.2
Peer Group Loss Analysis — Gustav & Ike

	Hurricane Ike		Hurricane Gustav		Hurricane Gustav & Ike		Initial to	Initial to
	Loss Estimate		Loss Estimate		Loss Estimate		Final	Final
	$m’s		$m’s		$m’s		$m’s	%
Ticker	Initial	Final	Initial	Final	Initial	Final	Movement	Increase
AWH	N/A	N/A	N/A	N/A	67.5	113.3	45.8	67.9%
ALTE (was MXGL)	N/A	N/A	N/A	N/A	42.5	50.0	7.5	17.6%
ACGL	120.0	N/A	22.5	N/A	142.5	300.6	158.1	111.0%
AGII	N/A	+15.0	N/A	N/A	60.0	75.0	15.0	25.0%
AHL	141.0	N/A	14.0	N/A	155.0	197.9	42.9	27.7%
AXS	335.0	N/A	35.0	N/A	370.0	384.0	14.0	3.8%
ENH	N/A	N/A	N/A	N/A	139.9	148.0	8.1	5.8%
RE	N/A	N/A	N/A	N/A	210.0	257.0	47.0	22.4%
FSR	55.0	N/A	30.0	N/A	85.0	140.2	55.2	64.9%
LRE	145.0	167.1	5.0	2.1	150.0	169.2	19.2	12.8%
MRH	N/A	N/A	N/A	N/A	130.0	140.0	10.0	7.7%
PRE	192.5	305.0	35.0	15.0	227.5	320.0	92.5	40.7%
PTP	105.0	165.0	15.0	15.0	120.0	180.0	60.0	50.0%
RNR	N/A	228.7	N/A	47.5	275.0	276.2	1.2	0.4%
XL	200.0	210.0	32.5	22.5	232.5	232.5	0.0	0.0%

Total					2,407.4	2,983.9	576.5	23.9%

Notes:

(i)	Where a range has been given as an estimate, the midpoint has been taken for the purpose of this analysis.

(ii)	All “Final” estimates are based on the final publically disclosed specific estimates for the events concerned and may not be the final ultimate loss held by the company.

(iii)	Individual companies publish estimates that may be pre- tax estimates or after- tax estimates, gross estimates or net estimates. This analysis should not be used as a like for like analysis for comparing different companies. It is to highlight a general trend in the movement of required reserves for specific high- impact catastrophe events across the reinsurance sector.

AWH	Allied World Assurance Co Holdings, AG. — The initial estimates are net of reinsurance and reinstatement premiums and were published in a Oct 01, 2008 press release. The final estimate was published on page 57 of the 2008 10- K.

ALTE (was MXGL)	Alterra Capital Holdings (was Max Capital) — The initial estimates are net of reinsurance and reinstatement premiums and were published in a Sep 22, 2008 press release. The final estimate was published in the Q3 2008 earnings release.

ACGL	Arch Capital Group Ltd. — The initial estimates are pre- tax, net of reinsurance and reinstatement premiums and were published in a Sep 29, 2008 press release. The final estimate was published in the 2008 10K on page 91. The figure in the 10- K of $287.4m is after tax. For the purpose of our analysis this has been grossed up to give a like for like comparison. A tax rate of 4.4% has been assumed based on the overall tax expense of the company as a percentage of Income before taxes. See page F- 5 of the 2008 10- K.

AGII	Argo Group International Holdings, Ltd. — The initial estimates are pre- tax, net of reinsurance and reinstatement premiums and were published in a Oct 14, 2008 press release. The final estimate was published in a further press release on January 29, 2009.

AHL	Aspen Insurance Holdings Limited — The initial estimates are after- tax, net of reinsurance and reinstatement premiums and were published in a October 10, 2008 press release. The final estimate was published in the 2008 10K on page 90.

AXS	Axis Capital Holdings Limited — The initial estimates are pre- tax, net of reinsurance and reinstatement premiums and were published in a September 25, 2008 press release. The final estimate was published in the 2008 10K on page 37.

ENH	Endurance Specialty Holdings Ltd. — The initial estimates are net of reinsurance and were published in a November 06, 2008 press release on page 1. The final estimate including the effect of reinstatement premiums was published in the 2008 10K on page 75.

RE	Everest Re Group, Ltd. — The initial estimates are after- tax, net of reinsurance and reinstatement premiums and were published on page 6 of an October 03, 2008 press release. The final estimate was published in the transcript of the Q4 2008 Earnings call on February 12, 2009. It is not clear if the final estimate is an after- tax or pre- tax estimate.

FSR	Flagstone Reinsurance Holdings SA — The initial estimates are net of reinsurance and reinstatement premiums and were published in a September 16, 2008 press release. The final estimate was published on page 2 of the Q4 2008 Earnings Release dated February 17, 2009.

LRE	Lancashire Holdings Limited — The initial estimates are net of reinsurance and reinstatement premiums and were published in an October 13, 2008 press release. The final estimates were published on page 23 of the 2008 annual report for Gustav, and page 115 of the 2010 annual report for Ike.

MRH	Montpelier Re Holdings Ltd. — The initial estimates are net of reinsurance and reinstatement premiums and were published in an October 02, 2008 press release. The final estimates were published on page 38 of the 2008 10K.

PRE	PartnerRe Ltd. — The initial estimates are pre - tax, net of reinsurance and reinstatement premiums and were published in a September 11, 2008 press release for Gustav and a September 23, 2008 press release for Ike. The final estimate for Ike was published in the 2008 10K on page 60. The final estimate for Gustav was published in a September 23, 2008 press release

PTP	Platinum Underwriters Holdings, Ltd. — The initial estimates are after-tax, net of reinsurance and reinstatement premiums and were published on a September 17, 2008 press release for Gustav and an October 01, 2008 press release for Ike. The final estimate for Ike was published Q4 2008 Earnings Release on January 14, 2009.

RNR	RenaissanceRe Holdings Ltd. — The initial estimates are net of reinsurance and reinstatement premiums and were published in an October 01, 2008 press release. The final estimates were published in the 2008 10K on page 90.

XL	XL Group plc — The initial estimates are pre- tax, net of reinsurance and reinstatement premiums and were published in a September 29, 2008 press release. The final estimates were published in the 2008 10K on page 16.